

September 1, 2009

By U.S. mail and facsimile to (415) 788-3430

Mr. Victor M. Garcia, Senior Vice President and Chief Financial Officer
CAI International, Inc.
One Embarcadero Center, Suite 2101
San Francisco, CA 94111

> **RE: CAI International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2009 and**
> **June 30, 2009**
> **File No. 1-33388**

Dear Mr. Garcia:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Business, page 4

1.   In future filings, please revise to disclose the financial information about your business segments. See Item 101(b) of Regulation S-K.

2.   In future filings, please revise to disclose the financial information about geographic areas as required under Item 101(d) of Regulation S-K.

Risk Factors, page 15

"A reduction in the willingness of container investors . . . , page 18

3. In future filings, please revise to include a cross-reference to your disclosure in the first risk factor disclosed on page 21.

Management's Discussion and Analysis of Financial Condition . . . , page 38

4.   We note your risk factor on page 18 where you disclosed that as of December 31, 2008, the Company was not meeting certain performance requirements contained under some of the management agreements with container investors but that no container investor has notified the Company of its decision to terminate its management agreement and management does not expect any container investor to terminate its agreement. Please tell us and revise MD&A in future filings to disclose the nature of the performance requirements not being met, why the Company did not meet such requirements, for how long the Company did not meet the requirements, whether the Company is currently meeting the requirements on all such agreements, why management does not expect any container investor to terminate their agreements, the percentage of revenues attributable to the related container investors who experienced this non-performance, and the potential impact to the financial statements if such agreements were in fact terminated.

Key Financial Metrics, page 40

5.   In future filings, please disclose in quantitative terms the extent of the decline in your utilization rate since the third quarter of 2008.

 Contractual Obligations and Commercial Commitments, page 53

6.   In future filings, please revise the table to disclose any contractual obligations and commercial commitments due within less than one year. See Item 303(a)(5) of Regulation S-K.

Item 9A. Controls and Procedures, page 62

7.   We note the statement that your CEO and CFO concluded that your disclosure controls and procedures were effective. Your disclosure does not provide the appropriate definition of "disclosure controls and procedures" as defined in Exchange Act Rule 13a-15(e). Please revise future filings accordingly and confirm to us supplementally that your disclosure controls and procedures are effective with respect to controls and procedures designed to ensure that

information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please be advised to state the entire definition if you continue to include the definition of disclosure controls and procedures in your conclusion in your annual and periodic reports.

(2) Summary of Significant Accounting Policies, page F-7

8.   Please tell us the financial statement impact from SFAS 160 implementation regarding your partially owned subsidiaries including CAIJ Ltd.

Definitive Proxy Statement on Schedule 14A filed April 24, 2009

Compensation Discussion & Analysis, page 17

How We Set Compensation, pages 17-18

9.   We note your disclosure in the table on page 18 of cash compensation as a percentage of total compensation. In future filings, please discuss your policies with regard to the allocation between cash and non-cash compensation. See Item 402(b)(2)(ii) of Regulation S-K.

Cash Bonuses, page 18

10.   In future filings, please expand your discussion of the factors you consider in determining the discretionary cash bonuses. For example, please specifically state which financial metrics upon which you rely to gauge overall performance of the company and identify how you evaluate each executive's job performance. Please also identify the "qualitative factors" you use to determine the amount of Ms. Cutino's cash bonus. See Item 402(b)(1)(v) of Regulation S-K.

11.   We note your disclosure on page 26 in footnote 2 to the table presenting the potential payments upon a termination or change of control. In future filings, please disclose the earnings goals requirements you consider in determining Mr. Garcia's bonus amount.

12.   In future filings, please disclose the definition of "pretax profit" in your discussion of Mr. Nishibori's cash bonus. Please explain why the Compensation Committee determined to award Mr. Nishibori the discretionary cash bonus in an

amount equal to the amount he would have received had the company met the pretax profit performance goal. See Item 402(b)(2)(ix) of Regulation S-K.

13.   We note that Mr. Nishibori may receive a bonus of between 10.0% and 100.0% of his base salary, depending on your pretax profit for the year. We also note your disclosure on page 22 in which you state that he is entitled to receive a cash bonus if you achieve certain percentages of your budgeted pretax profit in a specific fiscal year. In future filings, please discuss in quantitative terms the budgeted tax pretax profit target that you use to establish the cash bonus awards. Refer to Item 402(b)(2)(v). To the extent you believe that disclosure of the information would result in competitive harm such that you may omit the information under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion. Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Long-Term, Equity-Based Compensation, page 19

14.   In future filings, please disclose your policies for allocating compensation between stock option and restricted stock awards.

2008 Outstanding Equity Awards at Fiscal Year-End Table, page 22

15.   In light of the disclosure contained in footnotes 1 and 2 to the table, please explain why you have not included the disclosure required by Item 402 of Regulation S-K.

Related Person Transactions, page 38

16.   In future filings, please disclose all information required under Item 404(b) of Regulation S-K.

Section 16(A) Beneficial Ownership Reporting Compliance, page 38

17.   In future filings, please state that your belief that the Section 16(a) reports were timely filed is based solely upon a review of Forms 3 and 4 (and amendments thereto) furnished during the most recent fiscal year. See Item 405 of Regulation S-K.

Quarterly Report on Form 10-Q filed May 8, 2009

Exhibit 31

18.   We note that the introductory language in paragraph four does not state that management is responsible for establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Please file an amendment to the Form 10-Q consisting of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.

Form 8-K filed June 9, 2009

19.   Item 5.02 contains disclosure regarding your entry into a compensation agreement with Mr. Ogawa. Please explain why you have not filed the compensation agreement.

Quarterly Report on Form 10-Q filed August 7, 2009

Exhibit 31

20.   We note that the introductory language in paragraph four does not state that management is responsible for establishing and maintaining internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Please file an amendment to the Form 10-Q consisting of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.

*   *   *   *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone, Staff Attorney at (202) 551-3262 or, in her absence, Jay Ingram, Legal Branch Chief at (202) 551-3397, with any other questions.

Sincerely,

Terence O'Brien
Branch Chief